UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Signature Group Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

82670C100

(CUSIP Number)

Craig F. Noell

Signature Group Holdings, Inc.

15303 Ventura Boulevard, Suite 1600

Sherman Oaks, CA 91403

(805) 409-4340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP NO. 82670C100	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Craig Forrest Noell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,871,865 shares of Common Stock
	8.	Shared Voting Power 2,460,000 shares of Common Stock
	9.	Sole Dispositive Power 3,871,865 shares of Common Stock
	10.	Shared Dispositive Power 2,460,000 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,331,865 shares of Common Stock shares of Common Stock.
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[1] ☒
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) IN

[1]

On June 11, 2010, Signature Group Holdings, LLC acquired a warrant to purchase up to 8,800,000 shares of the Issuer’s Common Stock, of which 2,240,000 warrant shares were held by such LLC as nominee for five other holders. The Reporting Person is a member and manager of the LLC and he has a 62.5% pecuniary interest in such LLC. The Reporting Person disclaims beneficial ownership to all of the shares held as nominee for the five other holders and disclaims beneficial interest to the balance of such warrant except to the extent of his pecuniary interest therein.

CUSIP NO. 82670C100	13D	Page 3 of 7 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Signature Group Holdings, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive office is located at 15303 Ventura Boulevard, Suite 1600, Sherman Oaks, California 91403.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Craig Forrest Noell (the “Reporting Person”).

(b) The address of Mr. Noell is c/o Signature Group Holdings, Inc., 15303 Ventura Boulevard, Suite 1600, Sherman Oaks, CA 91403.

(c) Mr. Noell is the Chief Executive Officer and a Director of the Issuer, which is a diversified business and financial services enterprise with current principal holdings in cash, financial assets. The Issuer operates a Signature Special Situations financial services business and has controlling ownership interests in two operating subsidiaries, North American Breaker Co., LLC (an independent supplier of circuit breakers) and Cosmed, Inc. (which owns the intellectual property and proprietary product formulations for a line of anti-aging skin care products).

(d) During the last five years, Mr. Noell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Noell was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Noell was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds for the purchases identified below were from the personal funds of Mr. Noell and no portion of the purchase price has been borrowed.

Stock Issuance. On December 17, 2012, the Issuer issued to Mr. Noell 67,641 shares of Common Stock under the Amended and Restated Signature Group Holdings, Inc. 2006 Performance Incentive Plan (the “Plan”). Such shares were issued as consideration for his services rendered to the Issuer. The fair value of the shares issued to Mr. Noell as of the date of issuance was $0.44 per share. The shares are fully vested, however, pursuant to a Restricted Stock Award Agreement dated December 17, 2012 between the Issuer and Mr. Noell, Mr. Noell has agreed not to sell, assign, transfer, pledge or otherwise dispose of such shares prior to December 1, 2013, except for transfers to the Issuer or transfers by will or the laws of descent and distribution.

CUSIP NO. 82670C100	13D	Page 4 of 7 Pages

Prior Acquisitions of Derivative Securities.

Warrant: On June 11, 2010 (the “Issue Date”), Signature Group Holdings, LLC (“LLC”) acquired a warrant to purchase up to 8,800,000 shares of the Issuer’s Common Stock. The warrant vests as follows: 20% of the warrant shares were immediately vested as of the Issue Date and 20% of the warrant shares vest each year thereafter on the anniversary date of the Issue Date. The LLC is required to pay cash in the amount of $0.02 per vested share for the warrant, which is payable upon vesting, for an aggregate purchase price of $176,000. The exercise price for the warrant is $0.69 per share.

The LLC holds 2,240,000 of the 8,800,000 warrant shares as nominee for five other holders. Mr. Noell is a member and manager of the LLC and has a 62.5% pecuniary interest in the LLC. Mr. Noell disclaims beneficial ownership to all of the shares held as nominee for the five other holders and disclaims beneficial interest to the balance of such warrant except to the extent of his pecuniary interest therein, which is 2,437,500 warrant shares that are exercisable pursuant to such warrant within 60 days of the date of this filing.

Options. On August 2, 2011, the Issuer granted to Mr. Noell options to purchase up to 2,930,000 shares of the Issuer’s Common Stock at an exercise price of $0.572 per share. The options were issued under the Plan and vest as follows: (i) 25% of the option shares vested as of six month anniversary of the grant date, (ii) 25% of the option shares vest on the 18 month anniversary of the grant date, (iii) 25% of the option shares vest on the 30 month anniversary of the grant date, and (iv) 25% of the option shares vest on July 1, 2015, however, vesting of the final 25% of the option shares is subject to the Issuer’s Common Stock achieving certain trading prices by July 1, 2015.

Restricted Stock Award. On August 2, 2011, the Issuer granted to Mr. Noell 492,224 shares of restricted Common Stock under the Plan. Such shares were issued as consideration for his services rendered to the Issuer. The fair value of the shares issued to Mr. Noell as of the date of issuance was $0.56 per share. Such shares vest in full on December 31, 2013.

Item 4.	Purpose of Transaction

The securities described in this Schedule 13D were acquired for investment purposes. See Item 3 above for the details.

Currently, the LLC plans to assign the 2,240,000 warrant shares held in nominee form to the beneficial owners of such shares in 2013. In the ordinary course of business, the Issuer plans to be opportunistic in the future with respect to acquisitions or divestitures of businesses, and may consider such acquisitions and divestitures from time to time, including the sale of immaterial assets or subsidiaries.

Mr. Noell, directly or indirectly, may acquire additional shares of Common Stock from time to time in open market or private transactions, depending on various factors. Mr. Noell, directly or indirectly, also may determine to dispose of some or all of his beneficial holdings of Common Stock, whether pursuant to a Rule 10b5-1 plan or otherwise. Mr. Noell may increase or decrease his beneficial holdings of Common Stock on such terms and at such times as each he may decide, subject to any applicable securities law restrictions.

CUSIP NO. 82670C100	13D	Page 5 of 7 Pages

Except as described above, Mr. Noell does not currently have any other plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Noell beneficially owns an aggregate of 6,331,865 shares of Common Stock, which are comprised of 2,410,365 shares of Common Stock that are outstanding as of the date of this filing, and 3,921,500 shares of Common Stock issuable upon exercise of options and warrants that are exercisable within 60 days of the date of this filing. The 6,331,865 shares of Common Stock beneficially owned by Mr. Noell represent approximately 5.1% of the Issuer’s Common Stock outstanding as of December 17, 2012. The percentage calculation is based upon 124,648,934 shares of Common Stock deemed outstanding, which consists of 120,727,434 shares outstanding as of December 17, 2012 and Mr. Noell’s option and warrant shares that are exercisable within 60 days of the date of this filing.

CUSIP NO. 82670C100	13D	Page 6 of 7 Pages

(b) Mr. Noell has the sole power to vote and the power to dispose or direct the disposition of the 3,871,865 shares of Common Stock beneficially owned by him. Mr. Noell shares the power to vote and dispose of the 2,460,000 warrant shares held by the LLC with the other manager and member of the LLC, Kyle Ross. Mr.Ross disclaims beneficial ownership to all of the warrant shares held by the LLC as nominee for the five other holders and disclaims beneficial interest in the remainder of the LLC’s warrant shares except to the extent of his pecuniary interest therein. Mr. Ross is the Executive Vice President, Chief Financial Officer and Assistant Secretary of the Issuer and his business address is c/o Signature Group Holdings, Inc., 15303 Ventura Boulevard, Suite 1600, Sherman Oaks, California 91403. During the past five years, Mr. Ross (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Ross was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ross is a citizen of the United States.

(c) Please see Item 3 above for a description of the transactions relative to shares of the Issuer’s Common Stock within the past sixty days.

(d) Mr. Noell shares the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the warrant shares held by the LLC, with Mr. Ross, the other manager and member of the LLC. Mr. Ross does not beneficially own more than 5% of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, there are no other are no contracts, arrangements, understandings or relationships (legal or otherwise) to which Mr. Noell is a party with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description of Document

1	Form of Warrant to Purchase Common Stock of the Issuer (incorporated by reference from Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the SEC on June 17, 2010 (File No. 001-08007)

2	Amended and Restated Signature Group Holdings, Inc. 2006 Performance Incentive Plan (the “Plan”) (incorporated by reference from Exhibit 2 to the Registration Statement on Form S-8 filed by the Issuer with the SEC on May 7, 2012 (SEC File No.333-181188)

3	Employment Agreement dated August 2, 2011 between the Issuer and Craig F. Noell, together with Non-Qualified Stock Option Agreement dated August 8, 2011 between the Issuer and Craig F. Noell and Restricted Stock Award Agreement dated August 2, 2011 between the Issuer and Craig F. Noell (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K/A filed by the Issuer with the SEC on August 4, 2011 (SEC File No. 001-08007).

CUSIP NO. 82670C100	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2012

/s/ CRAIG FORREST NOELL
CRAIG FORREST NOELL